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                                                                                                              Exhibit 12

                                               Integon Corporation and Subsidiaries
                                       Computation of Ratio of Earnings to Fixed Charges and
                                          Ratio of Earnings to Combined Fixed Charges and
                                                     Preferred Stock Dividends
                                                            (Unaudited)
                                                   (In thousands, except ratios)


                                                                        Year ended December 31,
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                                                  1996            1995            1994            1993            1992
                                              ----------------------------------------------------------------------------
Income from continuing operations               $    170        $ 36,619        $ 22,538        $ 43,286        $ 31,324
Federal income tax (benefit)                      (2,082)         16,321           9,652          20,234          15,462
Fixed charges deducted from
 income from continuing operations:
     Interest                                     15,021          14,510           8,433           6,255           8,086
     Portion of rents representative
      of interest factor                             978           1,372           1,415             857             704
     Total fixed charges deducted
                                              ----------------------------------------------------------------------------
      from income                                 15,999          15,882           9,848           7,112           8,790
                                              ----------------------------------------------------------------------------

Earnings available for fixed charges
 and preferred dividends                        $ 14,087        $ 68,822        $ 42,038        $ 70,632        $ 55,576
                                              ============================================================================



Fixed charges deducted from income
 from continuing operations per above           $ 15,999        $ 15,882        $  9,848        $  7,112        $  8,790
Preferred dividends (1)                            8,569           8,053           1,260                             504

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Fixed charges and preferred dividends           $ 24,568        $ 23,935        $ 11,108        $  7,112        $  9,294
                                              ============================================================================

Ratio of earnings to fixed charges                  0.88            4.33            4.27            9.93            6.32
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Ratio of earnings to combined fixed
 charges and preferred stock dividends              0.57            2.88            3.78            9.93            5.98
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(1) Adjusted to an amount equal to the pre-tax earnings necessary to provide the required dividends.